# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GRUPO TELEVISA, S.A.B., CIK 0000912892
CUSIP: 40049J206
Title of class of securities: Series A Shares; Series B Shares; Dividend Preferred Shares; Series L Shares
Address of issuer's principal executive offices: AV VASCO DE QUIROGA 2000, COLONIA SANTA FE, Mexico (O5), 01210
Date of event which requires filing of this statement: 04/01/2026
Amends the filing with accession number 0000903423-04-000445
Filed by CIK 0001274175
Persons authorized to receive notices and communications: Luis Alejandro Bustos Olivares, c/o Grupo Televisa, S.A.B., Av. Vasco de Quiroga No. 2000, Mexico City, Mexico (O5), 01210, 011 52 55 5022 5899

## Reporting persons
- Emilio Fernando Azcarraga Jean (CIK 0001274175): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 30,978,006,365; shared voting power 36,439,110,342; sole dispositive power 30,978,006,365; shared dispositive power 0; aggregate amount beneficially owned 67,417,116,707 (19.8% of the class)
  Comment: The Shares reported in row (11) consist of (i) 58,850,673,929 A Shares representing 49.6% of the outstanding A Shares; (ii) 2,048,497,186 B Shares representing 3.7% of the outstanding B Shares; (iii) 3,258,972,796 D Shares representing 3.9% of the outstanding D Shares; and (iv) 3,258,972,796 L Shares representing 3.9% of the outstanding L Shares (See Item 5(a)).
  
  The Shares reported in rows (8) and (11) include 36,439,110,342 Shares, which consist of (i) 28,491,900,654 A Shares; (ii) 1,900,419,708 B Shares; 3,023,394,990 D Shares; and (iv) 3,023,394,990 L Shares, subject to Special Voting Rights (as defined and further described in Item 4 below) pursuant to the Transaction Agreement (as defined in Item 4 below).

## Item 1. Security and Issuer
Title of class of securities: Series A Shares; Series B Shares; Dividend Preferred Shares; Series L Shares
Name of issuer: GRUPO TELEVISA, S.A.B.
Address of issuer's principal executive offices: AV VASCO DE QUIROGA 2000, COLONIA SANTA FE, Mexico (O5), 01210
Comment:
This Amendment No. 4 ("Amendment No. 4") amends the Schedule 13D (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D ("Amendment No. 2") and Amendment No. 3 to the Original Schedule 13D ("Amendment No. 3"), filed by the Reporting Person with the SEC on April 5, 2004, January 19, 2006, February 15, 2024 and January 5, 2026, respectively, with respect to the Series A Shares of common stock, no par value (the "A Shares"), the Series B Shares of common stock, no par value (the "B Shares"), the Dividend Preferred Shares, no par value (the "D Shares"), and the limited-voting Series L Shares, no par value ("L Shares" and, together with the A Shares, the B Shares and the D Shares, the "Shares") of Grupo Televisa, S.A.B. (the "Issuer"). This Amendment No. 4 supplements Items 3 and 4 as set forth below.

Except as set forth herein, in Amendment No. 1, in Amendment No. 2, in Amendment No. 3 and in Amendment No. 4, the information in the Original 13D is unchanged and has been omitted from this Amendment No. 3. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Original 13D.

The Shares trade on the Mexican Stock Exchange in the form of certificados de participacion ordinarios ("CPOs"), each of which currently comprises of 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, and in the United States, in the form of global depositary shares, each of which represent 5 CPOs.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth or incorporated in Item 4 of this Amendment No. 4 is incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 1, 2026, pursuant to the terms of the Transaction Agreement, the Reporting Person completed the sale of the Acquired Shares to AAN and BGM in exchange for available cash on hand in an aggregate amount equal to Ps. 1,926,303,610.

This description of the consummation of the transactions contemplated by the Transaction Agreement is qualified in its entirety by reference to the full text of the Transaction Agreement, a copy of which is filed as Exhibit 99.3 to Amendment No. 3 and is incorporated by reference into this Item 4.

## Signatures
- Emilio Fernando Azcarraga Jean: /s/ Emilio Fernando Azcarraga Jean, Emilio Fernando Azcarraga Jean/Individually (04/01/2026)